UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012.

Commission File Number 000-54242

MILL CITY GOLD CORP.
_______________________________________________________
(Translation of registrant’s name into English)

4719 Chapel Road, N.W., Calgary, Alberta T2L 1A7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILL CITY GOLD CORP.
(Registrant)

Date March 19, 2012	By:	/s/ James R. Brown
James R. Brown, President

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated March 19, 2012

EXHIBIT 99.1

PRESS RELEASE DATED MARCH 19, 2012

MILL CITY TO VOLUNTARILY DEREGISTER WITH
THE SECURITIES AND EXCHANGE COMMISSION (SEC)

MARCH 19, 2012 – CALGARY, ALBERTA – MILL CITY GOLD CORP. (“Mill City” and/or the “Company”)(TSX-V: MC, OTCQB: MCYGF, FWB: NJ6) announced today that the Company intends to make the necessary filings with the Securities and Exchange Commission (SEC) on March 19, 2012 to voluntarily deregister and terminate its reporting obligations under the Securities Exchange Act of 1934. The Company's SEC reporting obligations will be immediately suspended on March 19, 2012 and therefore, the Company will not be required to file an Annual Report on Form 20-F for the 2011 fiscal year which ended on December 31, 2011. Deregistration is expected to be final and effective on June 17, 2012.

US trading volumes over the past 12 months accounted for less than 1% of the worldwide trading volume of the Company’s shares. Considering the relatively limited trading volume in the US, the Company believes that the costs and expenses associated with maintaining a dual listing, including SEC reporting obligations, outweigh the benefits of continuing its US listing and registration.

The Company's common shares will continue to trade on the TSX Venture Exchange and in the US over the counter market.

The Company will continue to prepare its financial statements in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), and will continue to publish and disseminate its financial statements and announcements as well as other information for investors in English via the SEDAR filing system, as well as via the Company’s website: www.millcitygold.com

Mill City also announced today that it has terminated its option agreement with Strategic Metals Ltd. relating to the Tombstone Gold Project, Yukon, in keeping with the Company's decision to focus on the West Timmins Gold District, Ontario.

For further information please contact James R. Brown at 403-640-0110 or visit the Company's website at www.millcitygold.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“James R. Brown”

James R. Brown

Chairman, President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.